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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DREYER'S GRAND ICE CREAM HOLDINGS, INC.

(Name of Issuer)

Class B Common Stock $0.01 par value

(Title of Class of Securities)

None

(Cusip Number)

Kristin Adrian, Esq.
Senior Vice President, General Counsel
and Secretary
Nestlé Holdings, Inc.
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203
(818) 549-6703

with copy to:

Mary Ellen Kanoff, Esq.
Latham & Watkins
633 West Fifth Street
Suite 4000
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 261877104

1.	Name of Reporting Person: NICC Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 55,001,299 shares of Class B Common Stock*

		8.	Shared Voting Power: 0 shares*

		9.	Sole Dispositive Power: 55,001,299 shares of Class B Common Stock*

		10.	Shared Dispositive Power: 0 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,001,299 shares of Class B Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
85% of the outstanding shares of Class B Common Stock; 57% of the diluted (and approximately 61% of the outstanding) shares of the combined Class A Callable Puttable Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (based on 35,101,634 shares of Class A Callable Puttable Common Stock outstanding as of June 25, 2003) .

14.	Type of Reporting Person (See Instructions): CO, HC

*	See response to Item 5(a).

2

SCHEDULE 13D

CUSIP No. 2618771104

1.	Name of Reporting Person: Nestlé Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,564,315 shares of Class B Common Stock*

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 64,564,315 shares of Class B Common Stock*

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,564,315 shares of Class B Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
100% of the outstanding shares of Class B Common Stock; 67% of the diluted (and approximately 72% of the outstanding) shares of the combined Class A Callable Puttable Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (based on 35,101,634 shares of Class A Callable Puttable Common Stock outstanding as of June 25, 2003) .

14.	Type of Reporting Person (See Instructions): CO, HC

*	See response to Item 5(a).

3

SCHEDULE 13D

CUSIP No. 261877104

1.	Name of Reporting Person: Nestlé S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 64,564,315 shares of Class B Common Stock*

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 64,564,315 shares of Class B Common Stock*

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,564,315 shares of Class B Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
100% of the outstanding shares of Class B Common Stock; 67% of the diluted (and approximately 72% of the outstanding) shares of the combined Class A Callable Puttable Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (based on 35,101,634 shares of Class A Callable Puttable Common Stock outstanding as of June 25, 2003) .

14.	Type of Reporting Person (See Instructions): CO, HC

*	See response to Item 5(a).

4

Item 1. Security and Issuer.

     This statement relates to the shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of Dreyer’s Grand Ice Cream Holdings, Inc., a Delaware corporation formerly known as New December, Inc. (the “Company”). The principal executive offices of the Company are located at 5929 College Avenue, Oakland, California 94618.

     On June 26, 2003, upon the completion of the Combination (as defined in Item 4 below), Dreyer’s Grand Ice Cream, Inc., a Delaware corporation (“Old Dreyer’s”) became a wholly-owned subsidiary of the Company and the stockholders of Old Dreyer’s became stockholders of the Company. The common stock, par value $1.00 per share, of Old Dreyer’s (the “Old Dreyer’s Common Stock”) was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the Combination, the Class A Callable Puttable Common Stock, par value $0.01 per share (the “Class A Common Stock”), is deemed registered pursuant to Section 12(g) of the Exchange Act pursuant to Rule 12g-3 under the Exchange Act because the Company is the successor issuer of Old Dreyer’s. At the Effective Time (as defined in Item 4 below), the Company changed its name to “Dreyer’s Grand Ice Cream Holdings, Inc.” The Class B Common Stock is not registered pursuant to Section 12 of the Exchange Act.

Item 2. Identity and Background.

     (a)-(c) This statement is being filed jointly by NICC Holdings, Inc., a Delaware corporation (“NICC Holdings”), Nestlé Holdings, Inc., a Delaware corporation (“Holdings”), and Nestlé S.A., a corporation organized under the laws of Switzerland (“Nestlé”). NICC Holdings, Holdings and Nestlé are collectively referred to herein as the “Reporting Persons.” NICC Holdings is a wholly-owned indirect subsidiary of Holdings, and Holdings is a wholly-owned subsidiary of Nestlé.

     NICC Holdings is principally engaged in the business of holding the Class B Common Stock of the Company. Holdings is principally engaged in the business of holding United States operating subsidiaries which produce and distribute food and beverage products. The address of the principal business and principal office of each of NICC Holdings and Holdings is Merritt View, 383 Main Avenue, Fifth Floor, Norwalk, Connecticut 06851. Nestlé is a holding company which holds interests in worldwide operating companies which: manufacture and sell food and beverage products throughout the world; engage in research and development activities; manufacture and sell cosmetic products; and develop, manufacture and sell pharmaceutical products. The address of its principal business and principal office is Avenue Nestlé 55, CH-1800 Vevey, Switzerland.

     For information with respect to the identity and background of each executive officer and director of NICC Holdings, Holdings and Nestlé, see Schedule I attached hereto and incorporated herein.

     (d)  None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, have during the last five years been convicted in a criminal proceeding.

     (e)  None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As further described in Item 4 below, the source and consideration for the stock that Holdings received in the Combination is set forth in the Merger Agreement (as defined in Item 4 below). The Merger Agreement is Exhibits 2.1, 2.2, 2.3 and 2.4 and incorporated by reference herein.

Item 4. Purpose of the Transaction.

     On June 26, 2003 (the “Closing Date”), Old Dreyer’s and Holdings completed a business combination through (i) the contribution by NICC Holdings to the Company of all the outstanding membership interests of Nestlé Ice Cream Company, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Holdings (“NICC Sub”), such that NICC Sub became a wholly-owned subsidiary of the Company (the “Contribution”) in exchange for shares of Class B Common Stock of the Company, (ii) the exchange of the shares of the Old Dreyer’s Common Stock held by Holdings (the “Holding Shares”) for shares of Class B Common Stock of the Company (the “Exchange”), and (iii) the merger of December Merger Sub, Inc., a Delaware corporation (“Merger Sub”), with and into Old Dreyer’s, with Old Dreyer’s as the surviving corporation such that Old Dreyer’s became a wholly-owed subsidiary of the Company (the “Merger,” and collectively with the Merger and the Contribution, the “Combination”) in accordance with the terms of that certain Agreement and Plan of Merger and Contribution, dated as of June 16, 2002, and amended as of October 25, 2002 and February 5, 2003 (as amended, the “Merger Agreement”), by and among the Company, Old Dreyer’s, Merger Sub, NICC Holdings and Holdings. The Merger Agreement is Exhibits 2.1, 2.2, 2.3 and 2.4 and incorporated by reference herein. The terms of the Combination are included in the February 14, 2003 prospectus/proxy statement of the Company filed on February 18, 2003 pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-101052.

     Pursuant to the Merger Agreement, in connection with the Exchange, the Holding Shares were exchanged for 9,563,016 shares of Class B Common Stock, and NICC Holdings made the Contribution of all the membership interests of NICC Sub, representing the entire equity interest in NICC Sub, to the Company in return for 55,001,299 shares of Class B Common Stock. Pursuant to the Merger Agreement, immediately prior to 11:01 p.m., June 26, 2003, the effective time of the Merger (the “Effective Time”), each outstanding share of Old Dreyer’s Common Stock (other than Holding Shares, which were cancelled) were converted into the right to receive one share of Class A Common Stock, and each share of Old Dreyer’s Common Stock held in the treasury of Old Dreyer’s ceased to exist, and no consideration was delivered in exchange thereof. On February 14, 2003, the Nasdaq Stock Market, Inc. approved the Company’s application to list its Class A Common Stock on The Nasdaq National Market.

     On March 20, 2003, at the Special Meeting of Stockholders of Old Dreyer’s, the stockholders of Old Dreyer’s approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement. On June 25, 2003, the FTC issued a Complaint challenging the transaction and simultaneously accepted for public comment a Consent Order resolving the Complaint.

     Pursuant to the terms and conditions of the amended and restated certificate of incorporation adopted by the Company immediately prior to the Effective Time (the “Certificate”) and subject to terms and conditions of the Governance Agreement (the “Governance Agreement”), dated as of the Closing Date, by and among Holdings, Nestlé and the Company, holders of the shares of Class A Common Stock will have the option to require the Company to redeem some or all of their shares of

Class A Common Stock (the “Put”) at a price per share of $83.00, subject to adjustment for certain dividends (the “Put Price”), during each of the following periods: (i) the period commencing on December 1, 2005 and ending on January 13, 2006, and (ii) the period commencing on April 3, 2006 and ending on May 12, 2006. Pursuant to the Certificate and subject to terms and conditions of the Governance Agreement, shares of Class A Common Stock may be redeemable, in whole but not in part, by the Company upon Holdings’ request (the “Call Right”) during the period commencing on January 1, 2007 and ending on June 30, 2007, at the redemption price per share of $88.00, subject to adjustment for certain dividends (the “Redemption Price”). The Certificate and the Governance Agreement are Exhibit 3.1 and Exhibit 4.1, respectively, and incorporated by reference herein.

     Under the Certificate, if prior to January 1, 2007, there occurs an Insolvency Event (as defined in the Certificate) or the Independent Directors (as defined in the Governance Agreement) determine in good faith, after consultation with financial and legal experts of national standing, that there has been a substantial adverse change in the business viability or financial viability of the Company and its subsidiaries, taken as a whole, since the Closing Date (each such Insolvency Event or determination referred to herein as a “Triggering Event”), the Company will be required to redeem the shares of Class A Common Stock, in whole but not in part, for a redemption price per share equal to the Put Price (a “Triggering Event Call”), except that if any such Triggering Event occurs prior to January 1, 2006, the Put Price will be discounted at the rate of 4.6% per annum based on a 365-day year for the period commencing on the date of the Triggering Event and ending on January 1, 2006 (the “Triggering Event Price”).

     Pursuant to the Governance Agreement, in connection with the exercise of the put right or call right, Holdings or Nestlé have agreed to deposit the aggregate Redemption Price, Put Price or Triggering Event Price, whichever is applicable, with a depository to enable the Company to fund the repurchase or redemption of the shares at the times specified in the Certificate. The Governance Agreement also provides that Holdings or Nestlé may elect, in their sole discretion, in lieu of funding the aggregate amounts described in the preceding sentence, to offer to purchase such shares of Class A Common Stock directly from the Company’s stockholders (a “Purchase Offer”). If Holdings or Nestlé makes this election, the Company will not be obligated to redeem the shares of Class A Common Stock pursuant to the Put, Call Right or Triggering Event Call.

     Under the Certificate, on June 30, 2007 or such earlier date on which Holdings and its affiliates own at least 90% of the issued and outstanding voting stock of the Company (each such date referred to herein as a “Conversion Date”), unless previously called for redemption on or prior to such date, each outstanding share of Class A Common Stock will automatically convert into one share of Class B Common Stock. Under the Governance Agreement, in the event that Holdings and its affiliates own in excess of 90% of the Company’s issued and outstanding voting stock and all outstanding shares of Class A Common Stock are converted into shares of Class B Common Stock in accordance with the Certificate, Nestlé has agreed to cause a short-form merger (a “Short Form Merger”) of the Company with Holdings or another affiliate of Nestlé, pursuant to which the remaining shares of Class B Common Stock (resulting from the conversion of the Class A Common Stock into Class B Common Stock) other than those shares owned by Holdings and its affiliates will convert into cash consideration per share equal to the Put Price (or the Triggering Event Price, if the Short Form Merger follows a Triggering Event).

     Under the Governance Agreement, prior to July 1, 2008, Holdings has agreed that it and its affiliates will not directly or indirectly, purchase or otherwise acquire, or propose or offer to purchase or acquire, any equity securities of the Company, whether by tender offer, exchange offer, market purchase, privately negotiated purchase, merger or otherwise (other than under the Put, the Call Right, a Triggering Event Call, the Short Form Merger or a Purchase Offer), if after such acquisition, Nestlé’s Voting Interest (as defined in the Governance Agreement) would exceed 67%. Pursuant to the Governance Agreement, during the one year period commencing on July 1, 2007, Holdings has agreed that it and its affiliates may not propose and may not engage in any of the transactions described in the preceding sentence (other than under the Put, the Call Right, a Triggering Event Call, the Short Form Merger or a Purchase Offer) unless such transaction results in the holders (other than Holdings and its affiliates) of the shares of Class B Common Stock (the converted Class A Common Stock) receiving a cash price per share equal to or greater than the Redemption Price. Additionally, under the Governance Agreement, prior to July 1, 2007, Holdings has agreed that it and its affiliates may not transfer any shares of its Class B Common Stock except to a subsidiary that is directly or indirectly majority owned by Nestlé. Any transferee of such shares will be required to be bound by the Governance Agreement as if it were a signatory thereunder. However, the Governance Agreement provides that Holdings and its affiliates will have the right to transfer any shares of the Company’s Class B Common Stock to the extent necessary to comply with law.

     The Governance Agreement provides that the board of directors of the Company (the “Company’s Board”) will consist of ten members, of which Holdings has the right to designate five nominees. Holding’s initial nominees to the Company’s Board include Peter Brabeck-Letmathe, chief executive officer of Nestlé, who will serve as vice chairman of the Company’s Board; Carlos E. Represas, executive vice president of Nestlé; Joe Weller, chairman and chief executive officer of Nestlé USA, Inc.; Tahira Hassan, vice president deputy operations, Zone Americas of Nestlé; and Jorge Sadurni, senior vice president of the ice cream strategic business unit of Nestec Ltd. Under the Governance Agreement, prior to July 1, 2007, at all times, 50% of the then-serving members of the Company’s Board will be individuals nominated by Holdings, and, in any election of directors, Holdings and its affiliates have agreed to vote their shares of voting stock for all nominees in proportion to the votes cast by the holders of Class A Common Stock; provided that Holdings and its affiliates may cast all of their votes in favor of any nominee nominated or proposed for nomination by Holdings pursuant to the Governance Agreement. The Governance Agreement also provides that notwithstanding the foregoing, if any “person” or “group” (each as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”)) other than any person who had a Schedule 13D or Schedule 13G on file with the Securities and Exchange Commission (the “SEC”) on or prior to June 14, 2002, is or becomes the “beneficial owner” (as defined in Rule 13d-3) of 15% or more of the then outstanding shares of Class A Common Stock, then Holdings has agreed that it and its affiliates will vote their shares of voting stock in favor of the nominees nominated by Holdings and the nominees nominated by the Noninvestor Directors (as such term is defined in the Governance Agreement). Pursuant to the Governance Agreement, if Holdings and its affiliates do not beneficially own 100% of the Company’s voting stock, from the period commencing on July 1, 2007 and ending on July 1, 2008, Holdings has agreed that at least three directors of the Company’s Board will be independent directors who meet the Nasdaq independence standards, and Holdings has agreed to use its reasonable best efforts to cause compliance with this condition.

     Pursuant to the restated by-laws of the Company adopted immediately prior to the Effective Time (the “By-Laws”) and the Governance Agreement, prior to July 1, 2007, subject to certain exceptions, the affirmative vote of a majority of the then-authorized number of directors will be required to approve or authorize certain actions of the Company (collectively, the “Actions”). Additionally, pursuant to the Certificate, prior to July 1, 2007, subject to certain exceptions, if the then-serving continuing directors nominated by Nestlé constitute less than 50% of the total authorized number of directors of the Company, the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock will be required to approve or authorize the Actions. The By-Laws are Exhibit 3.2 and incorporated by reference herein.

     The Governance Agreement also provides that at any time after July 1, 2007 or such earlier date that it becomes illegal for Holdings, Nestlé or their respective affiliates to continue to own shares of Class B Common Stock directly or indirectly, upon Holdings’ request, the Company will prepare and file with the SEC one or more (but not more than three) registration statements covering the shares of Class A Common Stock or Class B Common Stock requested by Holdings. Under the Governance Agreement, the Company will use its best efforts to cause such registration statements to be declared effective by the SEC as soon as practicable after the filing and to keep such registration statements effective for a period (up to three months) sufficient to complete the distribution of the shares covered thereby. Pursuant to the terms of the Governance Agreement, the Company will also provide Holdings with certain financial statements and related financial materials and grant Holdings and its representatives certain inspection rights.

     The Governance Agreement also provides that the dividend policy of the Company will be to pay a dividend no less than the greater of (i) $0.24 per share on an annualized basis or (ii) 30% of the Company’s net income per share for the preceding calendar year (net income calculated for this purpose by excluding from net income the ongoing non-cash impact of accounting entries arising from the accounting for the transactions contemplated by the Merger Agreement, including increases in amortization or depreciation expenses resulting from required write-ups, and entries related to recording of the Put or Call Right) unless the board of directors of the Company, in discharging its fiduciary duties, may determine not to declare a dividend.

     Except for provisions related to the treatment of the Company’s stock options and the indemnification of the directors and officers of the Company, the Governance Agreement and all of its restrictions on Holdings and its affiliates described therein will terminate immediately if at any time Holdings and its affiliates beneficially own 100% of the Company’s voting stock. Additionally, even if Holdings and its affiliates do not beneficially own 100% of the Company’s voting stock, Article III of the Governance Agreement (which relates to the corporate governance of the Company, including the composition of the Company’s board of directors, director approval of certain Actions, and the Company’s dividend policy) and Article IV (which relates to restrictions on the transfer of the Company’s Class B Common Stock) will terminate on July 1, 2007 (except for the provision that requires at least three directors of the Company to be independent directors from July 1, 2007 to July 1, 2008).

     Holdings and its affiliates desired to effect the Combination for the purpose of acquiring a 67% interest in the Company pursuant to the terms of the Merger Agreement and subject to the terms and conditions of the Governance Agreement, as well as to obtain the benefits of the Governance Agreement, including the right to require the Company to redeem all of the shares of Class A Common Stock upon exercise of the Call Right or, at Holdings’ election, to offer to purchase all such shares directly from the Company’s stockholders, in each case subject to the terms and conditions of the Governance Agreement. Any determination Holdings and its affiliates, including the Reporting Persons, may make regarding whether or not to exercise Holdings’ rights under the Governance Agreement to cause the Class A Common Stock to be redeemed or to purchase such shares directly will depend upon their review of numerous factors, including, among other things, the number of shares of Class A Common Stock previously put to the Company or purchased directly by Holdings or its affiliates, the price levels of the Class A Common Stock, general industry, market and economic conditions, the ongoing evaluation of the Company’s business, marketing, distribution and investment opportunities, the actions of the Company’s management and board of directors of the Company and other future developments. In addition, subject to the terms of the Governance Agreement, from time to time the Reporting Persons, may, directly or through affiliates, explore one or more business relationships or transactions with the Company including but not limited to possible strategic alliances, joint ventures, distribution relationships and other business or marketing relationships in which the Reporting Persons and the Company may participate. Any such actions that the Reporting Persons might undertake would depend upon their review of numerous factors, including, among other things, the feasibility of entering into any particular business or marketing relationship, general industry, market and economic conditions, and the ongoing evaluation of the Company’s business, marketing, distribution and investment opportunities, the actions of the Company’s management and board of directors of the Company and other future developments.

Item 5. Interest In Securities Of The Issuer.

     (a)-(b) (1) NICC Holdings directly holds 55,001,299 shares of Common B Common Stock, representing approximately 85% of the outstanding shares of Class B Common Stock and 57% of the diluted (and approximately 61% of the outstanding) shares of the combined Class A Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (based on 35,101,634 shares of Class A Common Stock outstanding as of June 25, 2003).

     (2)  Holdings directly holds 9,563,016 shares of Common B Common Stock, representing approximately 15% of the outstanding shares of Class B Common Stock and 10% of the diluted (and approximately 11% of the outstanding) shares of the combined Class A Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc. (based on 35,101,634 shares of Class A Common Stock outstanding as of June 25, 2003). Holdings may be deemed to beneficially own the securities held by NICC Holdings due to the fact that NICC Holdings is wholly-owned subsidiary of Holdings. As such, Holdings may be deemed to beneficially own 55,001,299 shares of Common B Common Stock held directly by NICC Holdings. With such 55,001,299 shares, Holdings may be deemed to beneficially own 64,564,315 shares, representing approximately 100% of the outstanding shares of Common B Common Stock of the Company and approximately 67% of the diluted and 72% of the outstanding) shares of the combined Class A Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc (based on 35,101,634 shares of Class A Common Stock outstanding as of June 25, 2003).

     (3)  Nestlé may be deemed to beneficially own the securities held by Holdings due to the fact that Holdings is wholly-owned subsidiary of Nestlé. As such, Nestlé may be deemed to beneficially own (A) 55,001,299 shares of Class B Common Stock held by NICC Holdings that Holdings may be deemed to beneficially own, and (B) 9,563,016 shares of Class B Common Stock held directly by Holdings. Such 64,564,315 shares represent approximately 100% of the outstanding shares of Common B Common Stock of the Company and approximately 67% of the diluted and 72% of the outstanding) shares of the combined Class A Common Stock and Class B Common Stock of Dreyer’s Grand Ice Cream Holdings, Inc (based on 35,101,634 shares of Class A Common Stock outstanding as of June 25, 2003).

     (c)  None, to the knowledge of the Reporting Persons.

     (d)  NICC Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by it. Holdings has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by it. Holdings may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by NICC Holdings due to the fact that NICC Holdings is a wholly-owned indirect subsidiary of Holdings. Nestlé may be deemed to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock beneficially owned by Holdings due to the fact that Holdings is a wholly-owned subsidiary of Nestlé.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     MERGER AGREEMENT AND GOVERNANCE AGREEMENT

     As described in Item 4 above, on June 16, 2002, Holdings entered into a Merger Agreement. As further described in Item 4 above, pursuant to the Merger Agreement and as of the Effective Time, Holdings entered into a Governance Agreement.

     The above descriptions of the Merger Agreement and the Governance Agreement are summaries, and the complete text is in Exhibits 2.1, 2.2, 2.3, 2.4 and 4.1, respectively, and incorporated by reference herein.

     Other than the Merger Agreement and the Governance Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and the attached Schedule I and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Contribution, dated June 16, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc. (formerly known as New December, Inc.), December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

2.2	Amendment No. 1 to the Agreement and Plan of Merger and Contribution, dated October 25, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

2.3	Amendment No. 2 to the Agreement and Plan of Merger and Contribution, dated February 5, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

2.4	Amendment No. 3 to the Agreement and Plan of Merger and Contribution, dated June 16, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (2)

3.1	Amended and Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

3.2	Amended and Restated By-Laws of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

4.1	Governance Agreement, dated June 26, 2003, by and among Nestlé Holdings, Inc., Nestlé S.A. and Dreyer’s Grand Ice Cream Holdings, Inc. (3)

24	Power of Attorney (4)

99	Joint Filing Agreement, dated as of June 27, 2003, by and between Nestlé Holdings, Inc., NICC Holdings, Inc. and Nestlé S.A. relating to the filing of a joint statement on Schedule 13D.

(1)	Incorporated by reference to Annex A to the Proxy Statement/Prospectus of Dreyer’s Grand Ice Cream Holdings, Inc. filed on February 18, 2003 pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-101052.

(2)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream, Inc., filed with the Commission on June 16, 2003.

(3)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream Holdings, Inc., filed with the Commission on June 27, 2003.

(4)	Incorporated by reference to Exhibit 24 to Amendment No. 9 to the Schedule 13D of Nestlé Holdings, Inc., filed with the Commission on July 6, 2001.

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	June 27,	2003	NICC HOLDINGS, INC.

			By:	/s/ Kristin Adrian

				Name:	Kristin Adrian
				Title:	Assistant Secretary

Dated:	June 27,	2003	NESTLÉ HOLDINGS, INC.

			By:	/s/ Kristin Adrian

				Name:	Kristin Adrian
				Title:	Senior Vice President, General Counsel and Secretary

Dated:	June 27,	2003	NESTLÉ S.A.

			By:	/s/ Kristin Adrian

Kristin Adrian, attorney-in-fact for
				Name:	H.P. Frick
				Title:	Senior Vice President and General Counsel of Nestlé S.A.

S-1

SCHEDULE I

NICC HOLDINGS, INC.
EXECUTIVE OFFICERS AND DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

EXECUTIVE OFFICERS

Peter D. Argentine	NICC Holdings, Inc.	President	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Manfred R. Lehmann	NICC Holdings, Inc.	Vice President and Treasurer	Switzerland and
	c/o Nestlé USA, Inc.		United States
800 North Brand Boulevard
Glendale, California 91203

DIRECTOR

Peter D. Argentine	NICC Holdings, Inc.	President	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Schedule I-1

NESTLÉ HOLDINGS, INC.
EXECUTIVE OFFICERS AND DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

EXECUTIVE OFFICERS

Carlos E. Represas	Nestlé S.A.	Chairman of Board	Mexico
Avenue Nestlé 55
CH-1800 Vevey
Switzerland

Joseph M. Weller	Nestlé Holdings, Inc.	Chief Executive Officer and President	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Peter D. Argentine	Nestlé Holdings, Inc.	Senior Vice President, Finance	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Kristin Adrian	Nestlé Holdings, Inc.	Senior Vice President, General	United States
	c/o Nestlé USA, Inc.	Counsel and Secretary
800 North Brand Boulevard
Glendale, California 91203

Alexander Spitzer	Nestlé Holdings, Inc.	Senior Vice President, Taxes	United States
383 Main Avenue, 5th Floor
Norwalk, Connecticut 06851

E. Simon Jones	Nestlé Holdings, Inc.	Vice President, Taxes	United Kingdom
383 Main Avenue, 5th Floor
Norwalk, Connecticut 06851

Manfred R. Lehmann	Nestlé Holdings, Inc.	Vice President and Treasurer	Switzerland and
	c/o Nestlé USA, Inc.		United States
800 North Brand Boulevard
Glendale, California 91203

Kimberly A. Lund	Nestlé Holdings, Inc.	Vice President and Controller	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Mark E. Siegal	Nestlé Holdings, Inc.	Vice President, Taxes	United States
383 Main Avenue, 5th Floor
Norwalk, Connecticut 06851

Gary Kirschenbaum	Nestlé Holdings, Inc.	Vice President, Taxes	United States
383 Main Avenue, 5th Floor
Norwalk, Connecticut 06851

DIRECTORS

Carlos E. Represas	Nestlé S.A.	Chairman of Board	Mexico
Avenue Nestlé 55
CH-1800 Vevey
Switzerland

Joseph M. Weller	Nestlé Holdings, Inc.	Chief Executive Officer and President	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Schedule I-2

Name	Present Business Address	Present Principal Occupation	Citizenship

Wolfgang Reichenberger	Nestlé S.A.	Director	Austria and
	Avenue Nestlé 55		Switzerland
CH-1800 Vevey
Switzerland

Peter D. Argentine	Nestlé Holdings, Inc.	Senior Vice President, Finance	United States
c/o Nestlé USA, Inc.
800 North Brand Boulevard
Glendale, California 91203

Schedule I-3

NESTLÉ S.A.
EXECUTIVE OFFICERS AND DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship

EXECUTIVE OFFICERS

Peter Brabeck-Letmathe	Nestlé S.A.	Chief Executive Officer	Austria
Avenue Nestlé 55
CH-1800 Vevey
Switzerland

Michael W.O. Garrett	Nestlé S.A.	Executive Vice President	United
	Avenue Nestlé 55	Asia, Oceania, Africa and Middle East	Kingdom
CH-1800 Vevey
Switzerland

Carlos E. Represas	Nestlé S.A.	Executive Vice President	Mexico
	Avenue Nestlé 55	The Americas
CH-1800 Vevey
Switzerland

Francisco Castaner	Nestlé S.A.	Executive Vice President	Spain
	Avenue Nestlé 55	Pharmaceuticals and Cosmetics
	CH-1800 Vevey	Products, Liaison with L’Oréal Human
	Switzerland	Resources, Corporate Affairs

Frank Cella	Nestlé S.A.	Executive Vice President	United States
	Avenue Nestlé 55	Strategic Business Units, Marketing
CH-1800 Vevey
Switzerland

Wolfgang Reichenberger	Nestlé S.A.	Executive Vice President Finance,	Austria/
	Avenue Nestlé 55	Control, Legal, Tax, Purchasing,	Switzerland
	CH-1800 Vevey	Export
Switzerland

Lars Olofsson	Nestlé S.A.	Executive Vice President	Sweden
	Avenue Nestlé 55	Europe
CH-1800 Vevey
Switzerland

Werner J. Bauer	Nestlé S.A.	Executive Vice President	Germany
	Avenue Nestlé 55	Technical, Production, Environment,
	CH-1800 Vevey	Research and Development
Switzerland

Frits Van Dijk	Nestlé S.A.	Executive Vice President,	Netherlands
	Avenue Nestlé 55	Chairman and CEO of Nestlé Waters
CH-1800 Vevey
Switzerland

Chris Johnson	Nestlé S.A.	Deputy Executive Vice President,	United States
	Avenue Nestlé 55	GLOBE Programme Leader, responsible
	CH-1800 Vevey	for Information Systems and
	Switzerland	Logistics

Luis Cantarell	Nestlé S.A.	Deputy Executive Vice President,	Spain
	Avenue Nestlé 55	Nutrition Strategic Business Division
CH-1800 Vevey
Switzerland

DIRECTORS

Rainer E. Gut	Nestlé S.A.	Chairman of the Board of Nestlé S.A.	Switzerland
Avenue Nestlé 55
CH-1800 Vevey
Switzerland

Schedule I-4

Name	Present Business Address	Present Principal Occupation	Citizenship

Peter Brabeck-Letmathe	Nestlé S.A.	Vice Chairman and Chief Executive	Austria
	Avenue Nestlé 55	Officer of Nestlé S.A.
CH-1800 Vevey
Switzerland

Peter Böckli	Böckli Bodmer & Partner	Lawyer, Law Professor	Switzerland
Case postale 2348
CH-4002 Basel

Arthur Dunkel	10, rue de l’Arquebuse	Professor and Consultant	Switzerland
CH-1204 Genéve

Jean-Pierre Meyers	L’Oreal	Vice Chairman of L’Oréal	France
41, Rue Matre
F-92117 Clichy-Cedex
France

Vreni Spoerry	Claridenstrasse 3	Member of Swiss National Council	Switzerland
	CH-8810 Horgen	(Parliament)
Switzerland

George Simpson	Dalbeathie House	Vice President of the British	United
	Dunkeld	Aerospace Companies	Kingdom
GB-Perthshire PH8 OJA

Nobuyuki Idei	Sony Corporation	Chairman and Chief Executive Officer	Japan
	6-7-35 Kitashinagawa	of Sony Corporation
Shinagawa-ku
Tokyo, Japan 141-0001

André Kudelski	Kudelski S.A.	Chairman and Chief Executive Officer	Switzerland
	Route de Geneve	of the Kudelski Group
Case postale 134
CH-1033 Cheseaux

Vernon R. Young	MIT	Professor, Massachusetts Institute	United States,
	Cambridge, MA, USA	of Technology	United Kingdom

Andreas Koopmann	Bobst S.A.	Chief Executive Officer	Switzerland
	Case postale	of the Bobst Group
CH-1001 Lausanne

Schedule I-5

EXHIBIT INDEX

Exhibit 2.1	Agreement and Plan of Merger and Contribution, dated June 16, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc. (formerly known as New December, Inc.), December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

Exhibit 2.2	Amendment No. 1 to the Agreement and Plan of Merger and Contribution, dated October 25, 2002, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

Exhibit 2.3	Amendment No. 2 to the Agreement and Plan of Merger and Contribution, dated February 5, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (1)

Exhibit 2.4	Amendment No. 3 to the Agreement and Plan of Merger and Contribution, dated June 16, 2003, by and among Dreyer’s Grand Ice Cream, Inc., Dreyer’s Grand Ice Cream Holdings, Inc., December Merger Sub, Inc., Nestlé Holdings, Inc., and NICC Holdings, Inc. (2)

Exhibit 3.1	Amended and Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

Exhibit 3.2	Amended and Restated By-Laws of Dreyer’s Grand Ice Cream Holdings, Inc. (3)

Exhibit 4.1	Governance Agreement, dated June 26, 2003, by and among Nestlé Holdings, Inc., Nestlé S.A. and Dreyer’s Grand Ice Cream Holdings, Inc. (3)

Exhibit 24	Power of Attorney (4)

Exhibit 99	Joint Filing Agreement, dated as of June 27, 2003, by and between Nestlé Holdings, Inc., NICC Holdings, Inc. and Nestlé S.A. relating to the filing of a joint statement on Schedule 13D

(1)	Incorporated by reference to Annex A to the Proxy Statement/Prospectus of Dreyer’s Grand Ice Cream Holdings, Inc. filed on February 18, 2003 pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-101052.

(2)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream, Inc., filed with the Commission on June 16, 2003.

(3)	Incorporated by reference to the Report on Form 8-K of Dreyer’s Grand Ice Cream Holdings, Inc., filed with the Commission on June 27, 2003.

(4)	Incorporated by reference to Exhibit 24 to Amendment No. 9 to the Schedule 13D of Nestlé Holdings, Inc., filed with the Commission on July 6, 2001.